Investment Policy Change
Since its inception, the fund has had an investment policy requiring that at least 65% of its total assets be invested in municipal obligations that are rated
A or better by Standard & Poors Ratings Services or Moodys Investors Service, comparably rated by another nationally recognized statistical rating organization or, if the obligation is unrated, determined to be of comparable quality by the funds investment advisor. The funds Board of Directors has approved the discontinuation of this investment restriction, effective immediately. The fund continues to be subject to the requirement that it invest in investment grade securities or securities of equivalent quality, except that it may invest up to 5% of its assets in municipal securities that, at the time of purchase, are rated lower than investment grade or are unrated and deemed to be of comparable quality by the funds investment advisor. In addition, the fund may not invest in securities that, at the time of purchase, are rated lower than B or are unrated and deemed to be of comparable quality by the funds investment advisor.